August 20, 2021

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Donald Field, Esq. and Mara Ranson, Esq.

Re:	Re: EzFill Holdings, Inc.

Amendment No. 4 to Registration Statement on Form S-1
File No. 333-256691

Ladies and Gentlemen:

EzFill Holdings, Inc. Inc. (the “Company”) is enclosing Amendment No. 4 to the above-referenced registration statement. The Amendment is being filed to disclose the Company’s issuance of promissory notes and the receipt of the gross proceeds for such notes.

Very truly yours,

/s/ Michael J. McConnell
Michael J. McConnell
Chief Executive Officer